SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the party to the offer making the disclosure:	Aviva plc
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c)Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	Aviva plc
(d)Is the party to the offer making the disclosure the offeror or the offeree?	OFFEROR
(e)Date position held:	1 December 2014
(f)Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	YES If YES, specify which: Friends Life Group Limited

2.           POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	nil	0	nil	0
(2)Derivatives (other than options):	nil	0	nil	0
(3)Options and agreements to purchase/sell:	nil	0	nil	0
TOTAL:	nil	0	nil	0

Class of relevant security:	ADRs
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	nil	0	nil	0
(2)Derivatives (other than options):	nil	0	nil	0
(3)Options and agreements to purchase/sell:	nil	0	nil	0
TOTAL:	nil	0	nil	0

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)           Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
The following persons have given an irrevocable undertaking to vote in favour of the resolution to approve the Proposed Acquisition, and the related resolutions, to be proposed at the Aviva General Meeting in relation to the following Aviva shares:

Name	Total number of Aviva Shares in respect of which the undertaking has been given	Percentage of issued ordinary share capital of Aviva
John McFarlane	10,000	0.0003%
Mark Wilson	150,000	0.0051%
Glyn Barker	11,700	0.0004%
Patricia Cross	7,000	0.0002%
Michael Hawker	20,000	0.0007%
Gay Huey Evans	5,000	0.0002%
Michael Mire	7,500	0.0003%
Sir Adrian Montague	18,450	0.0006%
Robert Stein	17,000	0.0006%
Jonathan Scott Wheway	13,579	0.0005%
Total	263,847	0.0089%

The Aviva Directors’ irrevocable undertakings cease to be binding in the following circumstances:
a. the Scheme Document is not published within 28 days of the date of the announcement (or such later date as the Panel may agree);
b. the Scheme does not become Effective or lapses in accordance with its terms or otherwise becomes incapable of ever becoming Effective, provided that Aviva has not, within seven days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Proposed Acquisition by way of an Offer;
c. in the event that the Proposed Acquisition is implemented by way of an Offer, the Offer lapses or is withdrawn; or
d. the Co-operation Agreement is terminated in accordance with its terms.

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

i.	Ordinary shares of 25 pence each held by directors of Aviva plc (including their connected persons and including holdings in the share incentive plan)

Class of relevant security:	Ordinary shares of 25 pence each
	Number of Aviva plc shares	%
John McFarlane	10,000	0.0003
Mark Wilson	150,000	0.0051
Glyn Barker	11,700	0.0004
Patricia Cross	7,000	0.0002
Michael Hawker	20,000	0.0007
Gay Huey Evans	5,000	0.0002
Michael Mire	7,500	0.0003
Sir Adrian Montague	22,068	0.0007
Robert Stein	17,000	0.0006
Jonathan Scott Wheway	13,579	0.0005
TOTAL:	263,847	0.0089

ii.	Directors’ rights to subscribe for Aviva plc shares

a.	Long Term Incentive Plan
Director	Ordinary shares of 25 pence each
	Number of Aviva plc shares	Vesting date	Exercise price
Mark Wilson	983,277 601,226	04/04/2016 24/03/2017	299.00p 489.00p

b.	Annual Bonus Plan
Director	Ordinary shares of 25 pence each
	Number of Aviva plc shares	Vesting date	Exercise price
Mark Wilson	150,306	24/03/2017	489.00p

c.	Save As You Earn Plan
Director	Ordinary shares of 25 pence each
	Number of Aviva plc shares	Vesting date	Exercise price
Mark Wilson	3,615	1 December 2019	419.00p

iii.	Ordinary shares of 25 pence held by other concert parties of Aviva plc (20% entities)
Class of relevant security:	Ordinary shares of 25 pence each
Name of Concert Party	Number of Aviva plc shares	%
Discretionary Managed Fund of Aviva Investors Global Services Limited: Aviva Investors France SA	85,000	0.003
Discretionary Managed Fund of Aviva Investors Global Services Limited: Aviva Investors Investment Funds ICVC (OEIC)	6,671,267	0.226
Discretionary Managed Fund of Aviva Investors Global Services Limited: Aviva Investors Luxembourg SA	104,300	0.004
Discretionary Managed Fund of Aviva Investors Global Services Limited: RBS Collective Investment Funds Limited	1,460,306	0.050
Discretionary Managed Fund of Aviva Investors France SA: Aviva Europe SICAV	17,083	0.001
Discretionary Managed Fund of Aviva Investors France SA: Aviva Investors Reserve Europe (OPCVM)	242,024	0.008
Discretionary Managed Fund of Aviva Investors France SA: Aviva Investors Valeurs Europe (OPCVM)	53,955	0.002
Non-Discretionary Managed Fund of Aviva Investors France SA: Actions Aviva	3,164,960	0.107
TOTAL:	11,798,895	0.400

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.           OTHER INFORMATION

(a)           Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state “none”

none

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

none

(c)           Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	2 December 2014
Contact name:	Kirstine Cooper
Telephone number:	0207 662 6646

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary